

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-Mail
Alan Seem, Esq.
Shearman & Sterling LLP
11<sup>th</sup> Floor, Platinum
233 Taicang Road
Shanghai 200020
People's Republic of China

      **Re:    China Executive Education Corp.**
              **Amendment No. 1 to Schedule 13E-3 filed November 30, 2012**
              **File No. 5-85338**

Dear Mr. Seem:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule 13E-3

General

1. We note your response to comment three in our letter dated November 7, 2012. Further, we note that you state that Mr. Kaien Liang personally solicited the consents of the other Rollover Stockholders. Please further advise as to how the consent solicitation was "made otherwise than on behalf of the registrant," given that Mr. Liang is the Chairman and Chief Executive Officer of the registrant.

Summary Term Sheet

2. We note your response to comment four in our letter dated November 7, 2012. Please revise the summary term sheet to disclose the continuing and increased equity ownership of the Rollover Stockholders, the continuing management after the Merger, the deferred return of the invalid dividend payment, the tax-free effect on the Rollover Stockholders, and the availability of the net loss carry forwards.

Special Factors, page 7

Background of the Transaction, page 7

3. We note your response to comment eight in our letter dated November 7, 2012. Please revise to disclose any discussions with the board or management of CEEC.

Cautionary Note Regarding Forward-Looking Statements, page 12

4. We note your response to comment seven in our letter dated November 7, 2012; however, we reissue our comment to move this section so that it appears after Items 7, 8, and 9 of Schedule 13E-3. Please relocate the "Cautionary Note Regarding Forward-Looking Statements" section so that it appears after the "Reports, Opinions, Appraisals, and Negotiations discussion.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions